Skogn, 2002-07-02

02 JUL 11 AM 12:05

United States Securities and Exchange Commission
Washington DC 20549

USA

02042478

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, July 2, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

M. Søkkand
for Oddrunn Ringstad

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Enclosure: Messages sent to Oslo Stock Exchange July 2, 2002

dle 7/12

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

NSG – Agreement for sale of power plants concluded

The Board of Norske Skog has today approved the sale of the thirteen hydro power plants which the company owns in Norway. Immediately following the Board-meeting, Buskerud Kraftproduksjon as buyer signed an agreement to purchase 10 of the Norske Skog's power plants located on the Drammen river system, on the Skien river system and in Flatanger in the county of Nord-Trøndelag. It is not yet decided who will buy Norske Skog's power plants on the Halden river system. These sales are subject to the approval of the authorities, and it is expected that this procedure will be completed during autumn 2002. The transactions will be closed and booked in Norske Skog's accounts as per 01.01.2003.

The thirteen power plants generate about 700 GWh, in a year of normal precipitation, and their gross sales value totals around NOK 1.3 billion. Their sale will yield a pre-tax profit of close to NOK 1 billion, and of around NOK 500 million after tax. The pre-tax profit will be included in the profit and loss account under "Other items".

Oxenøen, 02.07.2002

NORSKE SKOG
Corporate Communications

Contact for the financial market: Vice president Jarle Langfjæran, tel: + 47 9097 8434
Contact media: Vice President Corporate Communications Hanne Aaberg,
tlf: +47 67 59 90 29, mob: +47 913 51 681

Norske Skog

02 JUL 11 AM 12:36

Skogn, 2002-06-27

United States Securities and Exchange Commission
Washington DC 20549

USA

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, June 26, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

Enclosure: Messages sent to Oslo Stock Exchange June 26, 2002

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Sale of forest properties

Norske Skog entered in the autumn of 2001 into agreements for sale of its forest properties in South-East Norway. The agreed value was close to NOK 200 million, and an estimated capital gain of NOK 155 – 160 million.

The transaction has not been booked in Norske Skog's accounts, as it was subject to permission from the authorities. We are today notified that these authorities have decided not to give permission to the buyers of the forest properties.

Oxenøen, June 26, 2002

NORSKE SKOG

Corporate Communications